Exhibit I

CCEC

Financial Results for the nine-month period ended September 30, 2024

Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited interim condensed consolidated financial statements for the nine-month periods ended September 30, 2024, and 2023 and related notes included elsewhere herein. Among other things, the financial statements include more detailed information regarding the basis of presentation for the following information. This discussion contains forward-looking statements that are made based upon management’s current plans, expectations, estimates, assumptions and beliefs concerning future events impacting us and therefore involve a number of risks and uncertainties, including those risks and uncertainties discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (the “SEC”) on April 23, 2024 and amended on May 22, 2024 (the “Annual Report”) and those discussed in Exhibit 99.8 to our Report on Form 6-K furnished to the SEC on August 26, 2024. These risks, uncertainties and assumptions involve known and unknown risks and are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. We caution that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statements.

We were originally formed as a Marshall Islands limited partnership named “Capital Product Partners L.P.”, and on August 26, 2024, converted into a Marshall Islands corporation named “Capital Clean Energy Carriers Corp.” See “Recent Developments—Conversion and Name Change” below.

Following our announcement on November 13, 2023, of our intention to shift our business focus towards LNG and energy transition shipping and gradually divest from our non-core assets since December 2023 we have completed or entered into memoranda of agreement for the sale of 12 container vessels as set forth in the following table:.

Name of Vessel	Type	TEU	Memorandum of Agreement Date	Delivery/Expected Delivery
M/V Akadimos	Neo Panamax Container Vessel	9,288	January 31, 2024	March 8, 2024
M/V Long Beach Express	Panamax Container Vessel	5,089	December 15, 2023	February 26, 2024
M/V Seattle Express	Panamax Container Vessel	5,089	February 14, 2024	April 26, 2024
M/V Fos Express	Panamax Container Vessel	5,089	February 14, 2024	May 3, 2024
M/V Athenian	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Athos	Neo Panamax Container Vessel	9,954	March 1, 2024	April 22, 2024
M/V Aristomenis	Neo Panamax Container Vessel	9,954	March 1, 2024	May 3, 2024
M/V Hyundai Premium	Neo Panamax Container Vessel	5,023	September 12, 2024	November 22, 2024
M/V Hyundai Paramount	Neo Panamax Container Vessel	5,023	September 12, 2024	December 20, 2024
M/V Hyundai Prestige	Neo Panamax Container Vessel	5,023	September 12, 2024	December 5, 2024
M/V Hyundai Privilege	Neo Panamax Container Vessel	5,023	September 12, 2024	January 10, 2025
M/V Hyundai Platinum	Neo Panamax Container Vessel	5,023	September 12, 2024	First quarter of 2025

We determined that the assets and liabilities, results of operations and cash flows of these 12 container vessels met the criteria to be reported in discontinued operations. As a result, the following financial information and discussion relate to results of operations from continuing operations. Please also refer to Note 3 Discontinued Operations in our unaudited interim condensed consolidated financial statements for the nine-month periods ended September 30, 2024, and 2023 included elsewhere herein.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Fleet

I.	Operating Vessels:

The three Neo-Panamax container carrier vessels and the 12 X-DF LNG/C vessels currently on the water are all employed under time and bareboat charters. As of September 30, 2024, our charter coverage for the rest of 2024 and 2025 was 100% and 100%, respectively.

Vessel Name	Charter Type (1)	Expiry of Charter (2)	Charterer
CONTAINER CARRIER VESSELS
Manzanillo Express (7)	10-yr TC	Jul-32	Hapag-Lloyd Aktiengesellschaft (“Hapag-Lloyd”)
Itajai Express (7)	10-yr TC	Oct-32	Hapag-Lloyd
Buenaventura Express (7)	10-yr TC	Mar-33	Hapag-Lloyd
LIQUIFIED NATURAL GAS CARRIER (“LNG/C”) VESSELS
Aristos I (3)	5-yr TC	Oct-25	BP Gas Marketing Limited (“BP”)
Aristarchos (4)	10-yr TC	May-31	Cheniere Marketing International LLP (“Cheniere”)
Aristidis I (3)	5-yr TC	Dec-25	BP
Attalos (3)	4.2-yr TC	Oct-25	BP
Adamastos (5)	7.2-yr TC	Sep-28	Engie Energy Marketing Singapore Pte Ltd. (“Engie”)
Asklipios (4)	10-yr TC	Aug-31	Cheniere
Asterix I (6)	7-yr TC	Dec-29	Hartree Partners Power & Gas Company (UK) Limited (“Hartree”)
Amore Mio I (8)	3-yr TC	Sep-26	QatarEnergy Trading LLC (“QatarEnergy”)
Axios II (9)	7-yr BBC	Jan-32	Bonny Gas Transport Limited (“BGT”)
Assos (10)	10-yr TC	May-34	Tokyo LNG Tanker Co. Ltd. (“Tokyo Gas”)
Aktoras (11)	7-yr BBC	May-31	BGT
Apostolos (12)	10.5-yr TC	Nov-34	LNG Marine Transport Limited (“Jera”)

(1)	TC: Time Charter and BBC: Bareboat Charter
(2)	Earliest possible redelivery date.
(3)

In 2019, each of the vessel-owning companies of the LNG/C Aristos I, the LNG/C Aristidis I and the LNG/C Attalos, entered into a time charter agreement with BP for a period of 3 years (+/- 30 days). The charterers have three two-year options (+/- 30 days) and one three-year option (+/- 30 days). The charters of the LNG/C Aristos I and the LNG/C Aristidis I commenced in November 2020 and January 2021 respectively. The charter of the LNG/C Attalos commenced in November 2022. Previously the vessel was under a 15-month (+/- 30 days) time charter with BP. In February and March 2023, the charterer exercised its option to extend the time charter of the LNG/C Aristos I and LNG/C Aristidis I by two years (+/- 30 days), respectively.

(4)

In April 2021, each of the vessel-owning companies of the LNG/C Aristarchos and the LNG/C Asklipios, entered into a time charter agreement with Cheniere until March 15, 2025 (+/- 30 days) and February 5, 2025 (+/- 30 days). Each charter has two one-year options (+/- 30 days). The charters of the LNG/C Aristarchos and the LNG/C Asklipios commenced in June 2021 and September 2021, respectively. In August 2022 both vessels amended their time charter agreement with Cheniere and extended them until June 14, 2031 (+/- 30 days) and September 28, 2031 (+/- 30 days), respectively. After the amendment each charter has two two-year options (+/- 30 days).

(5)

In July 2021, the vessel-owning company of the LNG/C Adamastos, entered into a time charter agreement with Engie for a period of 1,890 days (+90/-45 days) or for a period of 2,620 days (+90/-45 days) if the charterer exercises its option on or prior to May 2023. The charter of the LNG/C Adamastos commenced in August 2021. In May 2022, the charterer elected the second period of 2,620 days (+90/-45 days).

(6)

In January 2022, the vessel-owning company of the LNG/C Asterix I, entered into a time charter agreement with Hartree for a period of 1,825 days (+/-60 days) or for a period of 2,555 days (+/-60 days) if the charterer exercises its option on or prior to January 2025. The charter has one two-year option (+/- 30 days). In January 2023, the charterer selected the period of 2,555 days (+/-60 days). The charter of the LNG/C Asterix I commenced in February 2023.

(7)

In June 2021, the vessel-owning companies of the M/V Manzanillo Express, the M/V Itajai Express and the M/V Buenaventura Express, entered into a time charter agreement with Hapag-Lloyd for a period of 120 months (+/-90 days). The charterers have three two-year options (+/- 45 days). The charters of the M/V Manzanillo Express, the M/V Itajai Express and the M/V Buenaventura Express commenced in October 2022, January 2023, and June 2023, respectively.

(8)

In October 2022, the company owning the LNG/C Amore Mio I, entered into a time charter agreement with QatarEnergy for a period of up to October 1, 2026 (+/-30 days). The time charter of the LNG/C Amore Mio I commenced on October 31, 2023.

(9)

In November 2023, the company owning the LNG/C Axios II agreed with BGT to enter into a seven year (+/-30 days) bareboat charter commencing in the first quarter of 2025. The charterer has the option to extend the charter for 36 months (+/-30 days). In December 2023 the company owning the LNG/C Axios II entered into a one-year time charter at a market linked rate which commenced in January 2024. Upon the completion of the one-year time charter, the vessel will perform the seven-year bareboat charter with BGT.

(10)

In November 2022, the company owning the LNG/C Assos, entered into a time charter agreement with Tokyo Gas for a period of 10 years (+/-30 days). The time charter of the LNG/C Assos commenced on May 31, 2024.

(11)

In August 2023, the company owning the LNG/C Aktoras agreed with BGT to enter into a seven year (+/-30 days) bareboat charter. The charterer has the option to extend the charter for 36 months (+/-30 days). The bareboat charter of the LNG/C Aktoras commenced on June 5, 2024.

(12)

In May 2023, the company owning the LNG/C Apostolos, entered into a time charter agreement with Jera for a period of up to December 31, 2034 (+/-60 days). The charterer has the option to extend the charter for 3 years (+/-60 days). The time charter of the LNG/C Apostolos commenced on June 28, 2024.

II.	Vessels under construction:

Vessel Type[1]	Hull No.	Cubic Meters (“CBM”)	Shipyard	Estimated Delivery
LNG[2]	8198	174,000	Hyundai Samho Heavy Industries Co., Ltd (“Hyundai Samho”)	Jan-26
LNG[2]	8199	174,000	Hyundai Samho	Mar-26
LNG	8202	174,000	Hyundai Samho	Sep-26
LNG	8203	174,000	Hyundai Samho	Nov-26
LNG	8206	174,000	Hyundai Samho	Feb-27
LNG	8207	174,000	Hyundai Samho	Mar-27
MGC	8424	45,000	Hyundai Mipo Dockyard Co. Ltd, South Korea (“Hyundai Mipo”)	Jun-26
MGC	8425	45,000	Hyundai Mipo	Sep-26
MGC	8426	45,000	Hyundai Mipo	Feb-27
MGC	8427	45,000	Hyundai Mipo	May-27
MGC	S1111	40,000	Nantong CIMC Sinopacific Offshore & Engineering Co. Ltd, China (“CIMC SOE”)	Mar-27
MGC	S1112	40,000	CIMC SOE	Jul-27
LCO2 – HMGC	8398	22,000	Hyundai Mipo	Jan-26
LCO2 – HMGC	8399	22,000	Hyundai Mipo	Apr-26
LCO2 – HMGC	8404	22,000	Hyundai Mipo	Sep-26
LCO2 – HMGC	8405	22,000	Hyundai Mipo	Nov-26

1.	LNG: Liquified Gas Carrier, MGC: Medium Gas Carrier, LCO2: Liquefied CO2 , HMGC: Handy Multi Gas Carrier.
2.

On December 21, 2023, upon the closing of the umbrella agreement dated November 13, 2023 (the “Umbrella Agreement”), among us, Capital Maritime & Trading Corp. (“CMTC”) and Capital GP L.L.C. (“CGP”), we entered into two separate share purchase agreements (“SPAs”) to acquire 100% of the equity interest in each company owning the Hulls 8198 and 8199 respectively. The SPAs will be completed upon each hull’s delivery from Hyundai Samho.

Recent Developments

Conversion and Name Change

On August 26, 2024 (the “Effective Date”), the Partnership completed its conversion from a Marshall Islands limited partnership to a Marshall Islands corporation in accordance with a Plan of Conversion pursuant to which, among other things (collectively, the “Conversion”):

(i)	the Partnership converted from a Marshall Islands limited partnership previously named “Capital Product Partners L.P.” to a Marshall Islands corporation;

(ii)

each of the common units of the Partnership (the “Common Units”) outstanding as of immediately prior to the Effective Date was converted into one common share, with par value $0.01 per share, of CCEC (“Common Shares”); and

(iii)

the 348,570 General Partner units of the Partnership and all of the incentive distribution rights of the Partnership, in each case, outstanding as of immediately prior to the Effective Date, were converted into an aggregate of 3,500,000 Common Shares.

Following the Conversion, CMTC, together with its affiliates CGP and Capital Gas Corp. beneficially own approximately 59.0% of the outstanding Common Shares of CCEC (based on 58,387,313 Common Shares outstanding and excluding 1,551,061 Common Shares held in treasury).

Following the Conversion on August 26, 2024, Common Units ceased to trade on the Nasdaq Global Select Market (“Nasdaq”) and Common Shares commenced trading on the Nasdaq under the name “Capital Clean Energy Carriers Corp.” with the ticker symbol “CCEC”.

Vessel acquisitions and advances for vessels under construction

Pursuant to the Umbrella Agreement during the nine-month period ended September 30, 2024, we acquired from CMTC the shares of the vessel-owning companies of the following vessels:

In millions of United States dollars
Vessel	Delivery Date	Consideration	Debt	Umbrella Seller’s Credit	Advances paid as of December 31, 2023	Cash paid to CMTC on the delivery date
Axios II	January 2, 2024	$314.0	$190.0	$92.6	$31.4	$—
Assos	May 31, 2024	277.0	240.0	—	27.7	9.3
Aktoras	June 5, 2024	311.0	240.0	39.9	31.1	—
Apostolos	June 28, 2024	302.0	192.0	2.3	30.2	77.5

Total		$1,204.0	$862.0	$134.8	$120.4	$86.8

On June 3, 2024, we announced an investment in 10 new gas carriers’ vessels under construction, including four unique handy multi gas carriers that can carry liquid CO2 (“LCO2”) collectively (the “Gas Vessels”) for a total amount of $756.0 million, with expected deliveries between the first quarter of 2026 and the third quarter of 2027. On June 17, 2024, and upon entry into 10 separate Share Purchase Agreements with CMTC, we paid to CMTC $74.7 million to acquire 100% of the equity interests in each of the vessel-owning companies of the Gas Vessels.

An analysis of the Gas Vessels is as follows:

In millions of United States dollars
Vessel Type[1]	Hull No.	Cubic Meters (“CBM”)	Shipyard	Estimated Delivery	Amount paid to CMTC for the acquisition of the vessel-owning companies of the Gas Vessels
MGC	8424	45,000	Hyundai Mipo Dockyard Co. Ltd, South Korea (“Hyundai Mipo”)	Jun-26	—
MGC	8425	45,000	Hyundai Mipo	Sep-26	—
MGC	8426	45,000	Hyundai Mipo	Feb-27	—
MGC	8427	45,000	Hyundai Mipo	May-27	—
MGC	S1111	40,000	Nantong CIMC Sinopacific Offshore & Engineering Co. Ltd, China (“CIMC SOE”)	Mar-27	9.8
MGC	S1112	40,000	CIMC SOE	Jul-27	9.8
LCO2 – HMGC	8398	22,000	Hyundai Mipo	Jan-26	19.9
LCO2 – HMGC	8399	22,000	Hyundai Mipo	Apr-26	19.9
LCO2 – HMGC	8404	22,000	Hyundai Mipo	Sep-26	7.6
LCO2 – HMGC	8405	22,000	Hyundai Mipo	Nov-26	7.6

Total					$74.7

1.	MGC: Medium Gas Carrier, LCO2: Liquefied CO2 , Carrier, HMGC: Handy Multi Gas Carrier.

The ship building contracts were initially entered into by CMTC. The acquisition/contract prices paid by us correspond to the actual shipbuilding costs for all vessels except for the ones with expected delivery in January 2026 and April 2026, which were acquired pursuant to the rights of first refusal agreed under the Umbrella Agreement dated November 13, 2023. The amount of $74.7 million we paid to CMTC represents advances made to the shipyards by CMTC under certain of the ship building contracts and a premium of $11.5 million.

Advances for the acquisition of vessel-owning companies from a related party and vessels under construction

During the nine-month period ended September 30, 2024, the Company paid advances of $128.2 million and $101.1 million in relation to the Gas Vessels and the LNG/Cs vessels under construction, respectively. During the nine-month period ended September 30, 2024, the Company recognized initial expenses of $14,876, as part of vessels under construction cost.

Financing arrangements:

Please see section “Borrowings (Financing arrangements)” below.

Quarterly Common Unit Cash Distributions

On January 25, 2024, the board of directors (the “Board”) declared a cash distribution of $0.15 per common unit for the fourth quarter of 2023 which was paid on February 13, 2024, to common unit holders of record on February 6, 2024.

On April 25, 2024, the Board declared a cash distribution of $0.15 per common unit for the first quarter of 2024 which was paid on May 14, 2024, to common unit holders of record on May 7, 2024.

On July 24, 2024, the Board declared a cash distribution of $0.15 per common unit for the second quarter of 2024 which was paid on August 12, 2024, to common unit holders of record on August 6, 2024.

On October 30, 2024, the Board declared a cash distribution of $0.15 per common unit for the third quarter of 2024 which was paid on November 15, 2024, to common unit holders of record on November 11, 2024.

Declaration and payment of any dividend is subject to the discretion of our board of directors. Our dividend policy may be changed at any time, and from time to time, by the board of directors. The timing and amount of dividend payments to holders of our shares will depend on, among other things, shipping market developments and the charter rates we are able to negotiate when we charter our vessels, our cash earnings, financial condition and cash requirements, and could be affected by a variety of factors, including increased or unanticipated expenses, the loss of a vessel, required capital expenditures, reserves established by the board of directors, refinancing or repayment of debt, additional borrowings, compliance with the covenants in our financing arrangements, our anticipated future cost of capital, access to financing and equity and debt capital markets, including for the purposes of refinancing or repaying existing debt, asset valuations, other factors described in our filings with the SEC from time to time and the applicable provisions of Marshall Islands law. See also the risks discussed in our Annual Report and in Exhibit 99.8 to our Report on Form 6-K furnished to the SEC on August 26, 2024, including in particular the risk factor entitled “We cannot assure you that we will pay any dividends on our common shares” in that exhibit.

Factors Affecting Our Future Results of Operations

Please refer to our Annual Report, regarding the factors affecting our future results of operations.

Financial Results in thousands of United States dollars:

	For the nine-month periods ended September 30,
	2024	2023
Revenues	$264,295	$177,576

Expenses / (income), net:
Voyage expenses	7,951	9,878
Vessel operating expenses	40,297	31,683
Vessel operating expenses—related parties	6,927	5,002
General and administrative expenses	12,410	7,710
Vessel depreciation and amortization	61,964	40,387
Impairment of vessel	—	7,956

Operating income, net	134,746	74,960

Other income / (expense), net:
Interest expense and finance cost	(103,178)	(69,935)
Other income, net	2,197	962

Total other expenses, net	(100,981)	(68,973)

Net income from continuing operations	33,765	5,987

Net income from discontinued operations	57,613	28,491

Net income from operations	$91,378	$34,478

Results of Operations

Nine-Month Period Ended September 30, 2024, compared to the Nine-Month Period Ended September 30, 2023

Our results of operations for the nine-month periods ended September 30, 2024, and 2023 differ primarily due to:

•	the acquisition of five LNG/Cs between the fourth quarter of 2023 and the second quarter of 2024;

•	the increase in operating expenses and depreciation and amortization as a result of the acquisition of the five LNG/Cs;

•	the impairment charge of $8.0 million we recognized during the nine-month period ended September 30, 2023; and

•	the increase in interest expense and finance cost during the nine-month period ended September 30, 2024, compared to the corresponding period in 2023 due to the increase in our average indebtedness.

Total Revenues

Total revenues, consisting of time and bareboat charter revenues, amounted to $264.3 million for the nine-month period ended September 30, 2024, compared to $177.6 million for the nine-month period ended September 30, 2023. The increase of $86.7 million during the nine-month period ended September 30, 2024, was primarily attributable to the five newbuilding LNG/Cs we acquired, namely the LNG/C Amore Mio I acquired in the fourth quarter of 2023, the LNG/C Axios II acquired in the first quarter of 2024 and the LNG/C Apostolos, the LNG/C Aktoras and the LNG/C Assos acquired in the second quarter of 2024, partly offset by the disposal in the fourth quarter of 2023 of a dry cargo vessel the M/V Cape Agamemnon. As a result, the average number of vessels in our fleet for the nine-month period ended September 30, 2024, increased by 3.1 vessels compared to the corresponding period in 2023.

Time and bareboat charter revenues are mainly comprised of the charter hires received from unaffiliated third-party charterers and are affected by the number of days our vessels operate, the average number of vessels in our fleet and the charter rates.

For the nine-month period ended September 30, 2024, BP, Cheniere, Hapag-Lloyd, Hartree and QatarEnergy accounted for 22%, 16%, 13%, 12% and 12% of our total revenues, respectively.

Voyage Expenses

Total voyage expenses amounted to $8.0 million for the nine-month period ended September 30, 2024, compared to $9.9 million for the nine-month period ended September 30, 2023. The decrease of $1.9 million in voyage expenses was mainly due to the fact that none of our vessels operated under voyage charter during the nine-month period ended September 30, 2024, compared to one vessel during the corresponding period in 2023.

Voyage expenses primarily consist of bunkers, port expenses and commissions. In voyage charters the shipowner generally is responsible for paying voyage expenses while voyage expenses incurred during time and bareboat charters are paid by the charterer, except for commissions, which are paid for by us. Voyage expenses incurred during off-hire periods are paid by us.

Vessel Operating Expenses

For the nine-month period ended September 30, 2024, our total vessel operating expenses amounting to $47.2 million, compared to $36.7 million for the nine-month period ended September 30, 2023. The increase of $10.5 million for the nine-month period ended September 30, 2024, was mainly due to the net increase in the average number of vessels in our fleet compared to the corresponding period in 2023.

Total vessel operating expenses for the nine-month period ended September 30, 2024, include expenses of $6.9 million incurred under management agreements with Capital-Executive Ship Management Corp. (“Capital-Executive”) and Capital Gas Ship Management Corp., compared to $5.0 million during the nine-month period ended September 30, 2023. Please also refer to Note 5 (Transactions with related parties) in the unaudited condensed consolidated financial statements for the nine-month period ended September 30, 2024, included elsewhere herein.

General and Administrative Expenses

General and administrative expenses amounted to $12.4 million for the nine-month period ended September 30, 2024, compared to $7.7 million for the nine-month period ended September 30, 2023. The increase of $4.7 million in general and administrative expenses was mainly attributable to costs associated with the Conversion and the amortization associated with our equity incentive plan.

General and administrative expenses include Board fees and expenses, audit and certain legal fees and other fees related to the requirements of being a publicly traded entity, the amortization associated with our equity incentive plan and the cost of the Conversion.

Impairment of Vessel

During the nine-month period ended September 30, 2024, no impairment of vessel was recognized. On June 27, 2023, we agreed to sell the dry cargo vessel M/V Cape Agamemnon to an unaffiliated party. Upon the agreement, the vessel was classified as held for sale and we recognized a non-cash impairment charge of $8.0 million corresponding to the difference between the net book value of the vessel and its net selling price.

Vessel Depreciation and Amortization

Vessel depreciation and amortization increased to $62.0 million for the nine-month period ended September 30, 2024, compared to $40.4 million for the nine-month period ended September 30, 2023. The increase in vessel depreciation and amortization was attributable to the net increase in the average number of vessels in our fleet.

Total Other Expenses, Net

Total other expenses, net for the nine-month period ended September 30, 2024, amounted to $101.0 million, compared to $69.0 million for the nine-month period ended September 30, 2023. Total other expenses, net include interest expense and finance cost of $103.2 million for the nine-month period ended September 30, 2024, compared to $69.9 million for the nine-month period ended September 30, 2023. The increase of $33.3 million in interest expense and finance cost was mainly due to the increase in our average indebtedness. Please also refer to Note 8 (Long-term debt, net) to our unaudited condensed consolidated financial statements included elsewhere herein.

Interest expense and finance cost include interest expense, amortization of financing charges, commitment fees and bank charges.

Net Income

Net income for the nine-month period ended September 30, 2024, amounted to $33.8 million compared to $6.0 million for the corresponding period in 2023.

Liquidity and Capital Resources

As of September 30, 2024, total cash and cash equivalents amounted to $183.1 million. Total cash includes restricted cash of $18.3 million in total representing the minimum liquidity requirement under our credit facilities, sale and lease back agreements, seller’s credits and unsecured bonds (the “financing arrangements”).

Generally, our primary sources of funds have been cash from operations, bank borrowings, sale and lease back arrangements and, depending on our access to the capital markets, equity and debt securities offerings.

Cash from operations depends on our chartering activity. Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at levels similar to their current charters, which may affect our future cash flows from operations. Cash flows from operations may be further affected by other factors described in our Annual Report in “Item 3. Key Information—D. Risk Factors” and in Exhibit 99.8 to our Report on Form 6-K furnished to the SEC on August 26, 2024.

Subject to our ability to obtain required financing and access financial markets, we expect to continue to evaluate opportunities to acquire vessels and businesses. As of September 30, 2024, we have the following outstanding commitments for the acquisition of vessel-owning companies from a related party and vessels under construction that will be financed through the issuance of debt and cash at hand:

Year ending September 30,	Acquisition of vessel owning companies from CMTC pursuant to the Umbrella Agreement	Vessels under construction	Total
2025	$—	$158.9	$158.9
2026	486.0	601.0	1,087.0
2027	—	676.7	676.7

Total	$486.0	$1,436.6	$1,922.6

Furthermore, we have outstanding commitments relating to supervision services agreements for vessels under construction amounting to $6.3 million.

We do not anticipate any of our vessels to undergo a special survey in the next twelve months.

As of September 30, 2024, total shareholders’ equity amounted to $1,245.4 million, an increase of $70.5 million compared to $1,174.9 million of partners’ capital as of December 31, 2023. The increase reflects net income of $91.4 for the nine months to September 30, 2024, the amortization associated with the equity incentive plan of $4.5 million, partly offset by distributions declared and paid during the period in a total amount of $25.1 million and the other comprehensive loss of $0.4 million relating to the net effect of the cross-currency swap agreement we designated as an accounting hedge.

Subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Cash Flows

The following table summarizes our cash and cash equivalents and restricted cash provided by / (used in) operating, investing and financing activities for the periods, presented in millions of United States dollars:

	For the nine-month periods ended September 30,
	2024	2023
Net Cash Provided by Operating Activities	$132.2	$64.8
Net Cash Used in Investing Activities	(1,195.5)	(449.0)
Net Cash Provided by Financing Activities	$827.2	$319.3

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $132.2 million for the nine-month period ended September 30, 2024, compared to $64.8 million for the nine-month period ended September 30, 2023. The increase of $67.4 million was mainly attributable to the increase in revenues, in revenues received in advance and accrued and other liabilities partly offset by the increase in interest expense and finance costs, in inventories, in trade receivables and the decrease in trade payables.

Net Cash Used in Investing Activities

Net cash used in investing activities refers primarily to cash used for vessel acquisitions and improvements. Net cash used in investing activities during the nine-month period ended September 30, 2024, amounted to $1,195.5 million compared to $449.0 million during the corresponding period in 2023.

During the nine-month period ended September 30, 2024, we paid $948.8 million to acquire the shares of the companies owning the LNG/C Axios II, the LNG/C Aktoras, the LNG/C Apostolos, and the LNG/C Assos and we paid advances for vessels under construction of $244.2 million, paid $2.3 million for vessel improvements and $0.2 million for expenses relating to the sale of vessels.

During the nine-month period ended September 30, 2023, we paid $451.0 million to acquire the shares of the companies owning the M/V Itajai Express, the LNG/C Asterix I, and the M/V Buenaventura Express and we paid $0.2 million for vessel improvements. During the nine-month period ended September 30, 2023, we received an advance of $2.2 million for the sale of our dry cargo vessel, the M/V Cape Agamemnon.

Net Cash Provided by Financing Activities

Net cash provided by financing activities for the nine-month period ended September 30, 2024, was $827.2 million representing cash proceeds of $1,582.0 million from the issuance of seven new financing arrangements that we entered into in order to partly finance the acquisition of the shares of the companies owning the LNG/C Axios II, the LNG/C Apostolos, the LNG/C Aktoras, the LNG/C Assos, and the refinancing of the LNG/C Apostolos, the LNG/C Arisitidis I, the LNG/C Attalos and the LNG/C Asklipios partly offset by $83.0 million we repaid in line with the amortization schedule of our financing arrangements, $541.8 million we prepaid as a result of the refinancing of the LNG/C Apostolos, the LNG/C Arisitidis I, the LNG/C Attalos and the LNG/C Asklipios, $92.6 million we repaid in respect of the Umbrella Seller’s Credit, $12.4 million we paid in financing costs, and $25.1 million of dividends we paid to our unit holders.

Net cash provided by financing activities for the nine-month period ended September 30, 2023, was $319.3 million representing mainly cash proceeds of $392.0 million from the issuance of three new financing arrangements that we entered into in order to partly finance the acquisition of the shares of the companies owning the M/V Itajai Express, the LNG/C Asterix I and the M/V Buenaventura Express, partly offset by $3.8 million we paid in financing costs, $55.6 million in long term debt payments, $4.1 million paid to acquire units under our repurchase program and $9.2 million of dividends to our unit holders.

Borrowings (Financing Arrangements)

Our long-term borrowings are reflected in our balance sheet in long-term liabilities as “Long-term debt, net” and in current liabilities as “Current portion of long-term debt, net”.

As of September 30, 2024, and December 31, 2023, total borrowings of $2,692.1 million and $1,690.4 million were outstanding under our financing arrangements respectively.

Debt issuance:

Refinancing of “2021 CMBFL” Sale and lease back facilities with the “2024 – 2xLNG/C Bocomm”

On August 23, 2024, CPLP entered into two separate sale and lease back agreements for the vessels LNG/C Asklipios and the LNG/C Attalos in an amount of $162.5 million each to refinance the outstanding balance of $250.4 million under the sale and lease back arrangements that the vessel-owning companies had entered into with CMB Financial Leasing Co., Ltd (“CMBFL”) in 2021. The new lease agreements of the LNG/C Attalos and the LNG/C Asklipios have remaining durations, starting from August 29, 2024, when the refinancing took place, of 7 years.

Refinancing of “2021 credit facility” with the “2024 – LNG/C Aristidis I credit facility”

On June 25, 2024, we entered into a new credit facility with National Bank of Greece S.A. (“NBG”), of up to $155.0 million, in order to fully repay the debt facility with ING Bank N.V., London Branch (“ING”) that we assumed in December 2021 amounting to $99.4 million, to partially finance the acquisition of the vessel-owning company of the LNG/C Aristidis I and for general corporate purposes. We drew down the full amount of the new facility on June 26, 2024. The facility has a duration of seven years.

the “2024 Jolco LNG/C Apostolos”

On June 25, 2024, we entered into a Japanese operating lease agreement with a call option of up to $240.0 million, with the purpose of replacing the bridge debt facility with BNP Paribas (“BNP”) that we entered into on June 20, 2024 (the “2024 – LNG/C Apostolos credit facility”) amounting to $192.0 million, to partially finance the acquisition of the vessel-owning company of the LNG/C Apostolos. We drew down the full amount of the 2024 Jolco LNG/C Apostolos on July 16, 2024. The sale and lease back agreement has a duration of eight years.

the “2024 – LNG/C Aktoras credit facility”

On May 31, 2024, we entered into a new credit facility with Piraeus Bank S.A. (“Piraeus”), of up to $240.0 million (the “2024 – LNG/C Aktoras credit facility”), in order to partially finance the acquisition of the vessel-owning company of the LNG/C Aktoras. We drew down the full amount of the facility in June 2024. The facility has a duration of seven years.

the “2021 Bocomm”

On May 14, 2024, we agreed with Bank of Communications Financial Leasing Co., Ltd (“Bocomm”) to amend certain of the terms included in two separate sale and lease back agreements that the companies owning the vessels LNG/C Aristos I and the LNG/C Aristarchos had entered into with Bocomm in 2021. Specifically, effective from May 14th, 2024, we agreed to reduce the interest we pay on the outstanding amount and extended the maturity for both facilities by two years.

the “2023 Jolco LNG/C Assos”

On December 22, 2023, we entered into a new Japanese operating lease agreement with a call option (the “2023 Jolco LNG/C Assos”) of up to $240.0 million, to partially finance the acquisition of the vessel-owning company of the LNG/C Assos. We drew down the full amount of the facility in May 2024. The 2023 LNG/C Assos Jolco, has a duration of eight years.

the “Umbrella Seller’s Credit”

On December 21, 2023, upon entering the Umbrella Agreement we entered into an unsecured seller’s credit agreement with CMTC, the (“Umbrella Seller’s Credit”) in an amount of up to $220.0 million in order to finance a portion of the purchase price of the 11 new 174,000 CBM LNG/C vessels. The Umbrella Seller’s Credit provides for interest at a rate of 7.5% per annum and matures on June 30, 2027. On June 28, June 5 and January 2, 2024, upon the deliveries of the LNG/C Apostolos, the LNG/C Aktoras and the LNG/C Axios II respectively, we used $134.8 million in total of the amounts available under the Umbrella Sellers Credit. On February 28, March 11 and April 24, 2024, after the deliveries of the M/V Long Beach Express, the M/V Akadimos and the M/V Athenian to their new owners, we repaid $92.6 million in total, of the outstanding amounts under the Umbrella Sellers Credit.

“2024 – LNG/C Axios II credit facility”

On December 20, 2023, we entered into a new credit facility, the “2024 – LNG/C Axios II credit facility”, of up to $190,000 to partially financing the acquisition of the vessel-owning company of the LNG/C Axios II. We drew down the full amount of the facility on January 2, 2024. The facility has a duration of seven years.

For information relating to our credit facilities, sale and lease back agreements and unsecured bonds, please refer to Note 8 of our audited Consolidated Financial Statements included in our Annual Report and Note 7 to our unaudited interim condensed consolidated financial statements and the descriptions above in “Debt additions and repayments” and “Liquidity and Capital Resources”.

As of September 30, 2024, and December 31, 2023, we were in compliance with all financial debt covenants. Our ability to comply with the covenants and restrictions contained in our financing arrangements and any other debt instruments we may issue or enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions, such as interest rate developments, changes in the funding costs offered by our banks and changes in asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests included in our financing arrangements, we are unlikely to be able to make any distributions to our unit holders, a significant portion of our obligations may become immediately due and payable and our lenders’ commitment to make further loans to us, if any, may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our financing arrangements are secured by certain of our vessels, and if we are unable to repay debt under our financing arrangements, the lenders could seek to foreclose on those assets. More specifically, 15 vessels with an aggregate net book value of $3.2 billion as of September 30, 2024, have been provided as collateral under the terms of our credit facilities or the title of ownership is held by the relevant lender under our sale and lease back agreements.

Any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios, see “Item 5.B. Liquidity and Capital Resources—Borrowings (Financing Arrangements)” in our Annual Report. If the estimated asset values of vessels in our fleet decrease, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our financing arrangements. A decline in the market value of our vessels could also affect our ability to refinance our financing arrangements and/or limit our ability to obtain additional financing. As of September 30, 2024, a decrease of 10% in the aggregate fair market values of our vessels would not cause any violation of the total indebtedness to aggregate market value covenant contained in our financing arrangements.

Off-Balance Sheet Arrangements

As of September 30, 2024, we have not entered into any off-balance sheet arrangements.

Critical Accounting Estimates

A discussion of our critical accounting estimates can be found in our Annual Report.

Changes in Accounting Policies

See Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein.